November 19, 2010

Mr. Jerold E. Novack
Chief Financial Officer
Bluerock Enhanced Multifamily Trust, Inc.
399 Park Avenue, Suite 3200
New York, New York 10022

      Re: **Bluerock Enhanced Multifamily Trust, Inc.**
               Item 4.02 Form 8-K
               Filed on November 17, 2010
               File No. 333-153135

Dear Mr. Jerold E. Novack:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

FORM 8-K FILED ON NOVEMBER 17, 2010

1.   We note you believe your joint ventures are variable interest entities and that you would not be considered the primary beneficiary of these joint ventures. As a result, you intend to reflect treatment of your joint ventures under the equity method of accounting for your current and prior financial statements. Please provide us with a detailed analysis supporting your conclusion that these joint ventures are variable interest entities and that you are not the primary beneficiary. Reference is made to Topic 810 of the FASB Accounting Standards Codification.

2.   Please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so.

3.   Please confirm that when you amend your periodic reports to file your restated financial statements, you will describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effect, despite the restatement, please confirm that you will describe the basis for the officers' conclusions.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551 - 3468.

Sincerely,

Wilson K. Lee
Staff Accountant